Peter B. Sayre Senior Vice President and Principal Accounting Officer 100 Mulberry Street, Newark NJ 07102-2917 Tel 973 802-6309 Fax 973 802-9065

December 7, 2012

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, DC 20549

RE:	Prudential Financial, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 4, 2012
File No. 001-16707

Dear Mr. Rosenberg:

        As discussed during our telephone conversation with Frank Wyman on November 27, 2012, regarding our October 19, 2012 response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) included in the Commission’s October 5, 2012 letter on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”), we have prepared an updated response to the Commission’s comment regarding Industry Trends included in the 2011 Form 10-K. For your convenience, we have included the staff’s comment below along with our updated response.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Industry Trends, page 83

1.

Please refer to prior comment one. We acknowledge your proposed new disclosure. Please provide us proposed disclosure to be included in future periodic reports that provides the impact on your operating results of reinvesting future cash flows at rates lower than those guaranteed under your insurance contracts. In addition, include in your proposed disclosure

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

December 7, 2012

the impact that your asset-liability management process, including related hedging activities, is expected to mitigate this risk.

Response:

The Company included a disclosure on the impact of the low interest environment, beginning on page 143 of its Form 10-Q for the quarterly period ended September 30, 2012. Assuming no change in facts requiring different disclosure, the Company proposes to expand its disclosure to include the impact to its operating results of reinvesting future cash flows in the current low interest rate environment, beginning with its Form 10-K for the fiscal year ended December 31, 2012. The updated disclosures are shown in underline below:

The low interest rate environment in the U.S. has resulted in our current reinvestment yields being lower than the overall portfolio income yield, primarily for our investments in fixed maturity securities and commercial mortgage loans. With the Federal Reserve Board’s decision to keep interest rates low through at least 2014, our portfolio income yields are expected to continue to decline in future periods.

For the domestic Financial Services Businesses’ general account, we expect approximately 10% of the fixed maturity securities and commercial mortgage loans to mature annually through 2014. The domestic Financial Services Businesses’ general account has approximately $xxx billion of such assets (based on net carrying value) as of [quarter end date]. As these assets mature, the current average portfolio income yield for fixed maturities and commercial mortgage loans of approximately 5% is expected to decline due to reinvesting in a lower interest rate environment.

The reinvestment of maturities and pre-payments at rates below the current portfolio yield, including in some cases, at rates below those guaranteed under our insurance contracts, will impact future operating results to the extent we do not reduce crediting rates on in-force blocks of business, or effectively utilize other asset-liability management strategies described below, in order to maintain current net interest margins. As of [quarter end date], our domestic Financial Services Businesses have approximately $xx billion of insurance liabilities and policyholder account balances. Of this amount, approximately $xx billion represents contracts with guaranteed minimum crediting rates. The following table sets forth our contracts in the domestic Financial Services Businesses with guaranteed minimum crediting rates, and the related range of the difference between interest rates being credited to contractholders on these balances as of [quarter end date] and the respective minimum guaranteed rates.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

December 7, 2012

Account
	Value			% of Total
	($	billions	)
Contracts at guaranteed minimum crediting rate	$	xx		xx	%

Contracts above guaranteed minimum crediting rate by:
0% - 0.49%		xx		xx
0.5% - 1%		xx		xx
greater than 1%		xx		xx

Total contracts with guaranteed minimum crediting rates	$	xx		xx	%

For the contracts above guaranteed minimum crediting rates, although we have the ability to lower crediting rates, our willingness to do so may be limited by competitive pressures.

Our domestic Financial Services Businesses also have approximately $xx billion of insurance liabilities and policyholder account balances representing participating contracts for which the investment risk is expected to ultimately accrue to contractholders. The crediting rates for these contracts are periodically adjusted based on the yield earned on the related assets. The remaining $xx billion of the $xx billion of insurance liabilities and policyholder account balances in our domestic Financial Services Businesses represents long duration products such as group annuities, structured settlements and insurance reserves that do not have stated crediting rate guarantees but for which underlying assets may have to be reinvested at interest rates that are lower than portfolio rates. The impact of a prolonged low interest rate environment on these contracts is mitigated through asset-liability management, as discussed further below.

For the domestic Financial Services Businesses’ general account, assuming a hypothetical scenario where the average 10-year U.S. Treasury rate is 1.50% for the period from January 1, 2013 through December 31, 2014, and credit spreads remain unchanged from current levels as of [quarter end date], we estimate that the unfavorable impact to net interest margins included in pre-tax adjusted operating income of reinvesting in such an environment, compared to reinvesting at current portfolio yields, would be approximately $x million in 2013 and $x million in 2014. This impact is largely concentrated in the XXXX and XXXX segments.

The above hypothetical scenario only reflects the impact related to contracts with guaranteed minimum crediting rates. It does not reflect: i) any benefit from potential changes to the crediting rates on the corresponding contractholder liabilities where the Company has the contractual ability to do so, or other potential mitigants such as changes in investment mix that we may implement as funds are reinvested; ii) any impact from other factors, including but not limited to, new business, contractholder behavior, changes

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

December 7, 2012

in competitive conditions, and changes in capital markets; and/or iii) any impact from other factors described below.

In order to mitigate the unfavorable impact that the current interest rate environment has on our net interest margins, we employ a proactive asset-liability management program, which includes strategic asset allocation and derivative strategies within a disciplined risk management framework. These strategies seek to match the characteristics of our products, and to closely approximate the interest rate sensitivity of the assets with the estimated interest rate sensitivity of the product liabilities. Our asset-liability management program also helps manage duration gaps, currency and other risks between assets and liabilities through the use of derivatives. We adjust this dynamic process as products change, as customer behavior changes and as changes in the market environment occur. As a result, our asset-liability management process has permitted us to manage interest-sensitive products successfully through several market cycles.

Our interest rate exposure is also mitigated by our business mix, as we have relatively limited exposure to lines of business in which net interest margin plays a more prominent role in product profitability. These lines of business include long-term care, fixed annuities and universal life, which represents a limited portion of our individual life business in force. In addition, within our Retirement business, a substantial portion of our stable value account values have very low crediting rate floors.

Our Japanese insurance operations have experienced a prolonged low interest rate environment for many years. These operations issue recurring payment and single premium products that are denominated in both Japanese yen and U.S. dollars, as well as fixed annuity products that are denominated in U.S. dollars. For the Japanese yen-denominated products, the exposure to decreased interest rates is limited as our Japanese insurance operations have considered the prolonged low interest rate environment in product pricing, and a rigorous asset-liability management program, which includes our duration management and crediting rate strategies, further limits our exposure. For the U.S. dollar-denominated recurring payment products, our exposure to low interest rates in the U.S. is also limited by our asset-liability management program. For the U.S. dollar-denominated single premium and fixed annuity products, the risk of reduced interest rates is limited, as new fixed annuity contracts are re-priced frequently and pricing for other products is reviewed and updated regularly to reflect current market interest rates.

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

December 7, 2012

*    *    *    *

The Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 973-802-6309 if you have any questions about this response letter.

Very truly yours,

/s/ Peter B. Sayre

Peter B. Sayre
Senior Vice President and Principal Accounting Officer

Copies to:	Richard J. Carbone
Susan L. Blount